SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  February 14, 2023

Earnings Release

Q4’22

investors.nu

São Paulo – February 14, 2023 – Nu Holdings Ltd. ("Nu", "Nu Holdings" or "the Company") (NYSE: NU | B3: NUBR33), one of the world's largest digital banking platforms, today reported its unaudited results for the fourth quarter and audited results for the year ended December 31, 2022. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q4'22 Financial and Operating Results



- Added **4.2 million** customers in the quarter and **20.7 million** year-on-year (YoY), reaching a total of **74.6 million** customers, up **38%** YoY, underscoring Nu's position as one of the largest and fastest-growing digital financial services platforms worldwide and the sixth largest financial institution in Latin America by number of active customers[1].

- Posted Net Income of **$58.0[2] million,** excluding the effect of the one-time non-cash recognition of the 2021 CSA termination in the amount of $355.6 million, compared to a **$66.1 million** Loss in Q4'21. Revenues up **112%** YoY on FX neutral basis (FXN) to **$1.5 billion**, with Monthly Average Revenue per Active Customer (ARPAC) up **37%** YoY FXN to **$8.2**.

- Deposits up **55%** YoY FXN to **$15.8 billion**, while Interest-Earning Portfolio increased **82%** YoY FXN to **$4.0 billion**. Loan-to-deposit ratio of **25%** at quarter-end.

- 15-90 NPL ratio improved slightly to **3.7%[3]** while 90+ NPL ratio increased to **5.2%[3]** , aligned with positive seasonality in the fourth quarter.

- Net Interest Margin (NIM) continued to expand, as loans outpaced deposits and funding cost was optimized, reaching **13.5%** - risk-adjusted margin expanded to **5.4%**.

1: Source: Companies reports, BCB, Nu.
2: Reported Loss for the quarter was $297.6 million. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
3: Data for Brazil only.

The fourth quarter results are further evidence of the success of our growth strategy which is underpinned by high operating leverage leading to increased levels of efficiency and profitability. I am pleased to announce that we posted a second consecutive quarter of net income, achieving $58.0 million, up from $7.8 million in the prior quarter, excluding the one-time non-cash effects of the CSA termination. Revenue expanded 112% year-on-year for the quarter to $1.5 billion. We ended the year with a total of 74.6 million customers, while our activity rate reached 82% with positive and increasing momentum in all our markets. Today, 44% of the adult population in Brazil is a Nu customer, and importantly 58% of our active customers have chosen Nu as their primary banking relationship.

David Vélez, founder and CEO

Strategic Initiatives and Business Update

Growing and More Engaged Customer Base. Reached historical highs for both retail customers and SMEs, closing the quarter with a record **74.6 million** customers. In Brazil, customers increased **35%** YoY to **70.9 million**, with the activity rate up to a record high of **82%**. Nu customers now account for **44%** of the country's adult population, versus **39%** in the previous quarter. In addition, Nu has become the primary banking relationship for over **58%** of the monthly active customers who have been with the Company for over a year. Nu's customer base in Mexico increased over **129%** YoY to **3.2 million**. In Colombia, we reached around **565 thousand** customers in the quarter.

Increasing Client Engagement by Building a Multi-Product Platform. Core products, which include credit cards, banking accounts, and personal loans reached approximately **34 million**, **53 million**, and **5 million** active customers, respectively. Insurance, which was launched last year, reached over **962 thousand** active policies, while NuInvest, the Company's direct-to-consumer investment platform, reached over **7 million** active customers and NuCripto reached **1.3 million** customers following its full rollout in July 2022.

Sustaining Growth of Deposit Franchise. Deposits increased **55%** YoY FXN, to **$15.8 billion** in Q4'22, while funding cost declined once more during the quarter, reaching an average funding cost of **78%** the CDI rate, Brazil's risk-free rate. Nu maintains significant excess liquidity, as reflected in its **25%** loan-to-deposit ratio.

Expanding Interest-Earning Portfolio. Interest-Earning Portfolio rose **82%** YoY FXN, to **$4.0 billion** in Q4'22. Growth reflects the ramp up of personal loans, which increased 33% YoY FXN to **$2.0 billion**, and credit card receivables, which expanded **69%** YoY FXN to **$9.3 billion**. The evolution of financing features via our credit cards also contributed to the expansion of our interest-earning portfolio. Notable features include bank slip ("boleto") and PIX financing.

Increasing Nu's Share of Customer's Financial Lives. ARPAC increased **37%** YoY FXN to **$8.2** in Q4'22, mainly impacted by the increase of the primary banking relationship with Nu's customers, the maturation of Nu's customer cohorts, customers' activity rate and the cross-sell and upsell of products.

Sustaining Low Cost to Serve. Monthly Average Cost to Serve Per Active Customer remained flat YoY FXN at **$0.9** in Q4'22, underscoring the Company's ability to scale its platform leveraging sustainable cost advantages.

2021 CSA Termination. Aligned with the smart efficiency moves to foster profitability and showcase the operating leverage of Nu's model, 4Q'22 was impacted by the effect of the one-time non-cash recognition of the 2021 CSA termination in the amount of $355.6 million.

Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended December 31, 2022 and 2021 and September 30, 2022, and years ended December 31, 2022 and 2021. See definitions on page 15.

Summary of Consolidated Operating Metrics

CUSTOMER METRICS	Q4'22	Q4'21	Q3'22	FY'2022	FY'2021
Number of Customers (in millions)	74.6	53.9	70.4	74.6	53.9
Number of Customers growth (%)	38%	62%	46%	38%	62%
Active Customers (in millions)	61.2	41.1	57.4	61.2	41.1
Activity Rate	82%	76%	82%	82%	76%
CUSTOMER ACTIVITY METRICS					
Purchase Volume (in $ billions)	23.8	14.4	21.2	81.0	43.8
Purchase Volume growth (%)	65%	89%	75%	85%	95%
Monthly Average Revenue per Active Customer (in $)	8.2	5.6	7.9	7.8	4.5
Monthly Average Cost to Serve per Active Customer (in $)	0.9	0.9	0.8	0.8	0.8
FX NEUTRAL					
Purchase Volume (FX Neutral) (in $ billions)	23.8	15.5	21.3	79.8	46.2
Purchase Volume growth (%)	54%	96%	75%	73%	101%
Monthly Average Revenue per Active Customer (in $)	8.2	6.0	8.0	7.8	4.7
Monthly Average Cost to Serve per Active Customer (in $)	0.9	0.9	0.8	0.8	0.9
CUSTOMER BALANCES					
Deposits (in $ billions)	15.8	9.7	14.0	15.8	9.7
Deposits growth (%)	63%	73%	73%	64%	73%
Interest-Earning Portfolio (in $ billions)	4.0	2.0	3.5	4.0	2.0
Interest-Earning growth (%)	100%	300%	150%	95%	308%
FX NEUTRAL					
Deposits (in $ billions)	15.8	10.2	14.4	15.8	10.2
Deposits growth (%)	55%	85%	73%	55%	86%
Interest-Earning Portfolio (in $ billions)	4.0	2.2	3.6	4.0	2.2
Interest-Earning growth (%)	82%	340%	140%	85%	348%

Summary of Consolidated Financial Metrics

COMPANY FINANCIAL METRICS	Q4'22	Q4'21	Q3'22	2022	2021
Revenue (in $ millions)	1,450.5	636.0	1,306.9	4,792.2	1,698.0
Revenue growth (%)	128%	214%	172%	182%	130%
Gross Profit (in $ millions)	578.3	226.9	427.0	1,663.0	732.9
Gross Profit Margin (%)	40%	36%	33%	35%	43%
Credit Loss Allowance Expenses / Credit Portfolio (%)	3.7%	3.0%	3.9%	12.5%	7.3%
Net Income (Loss) (in $ millions)	58.0[4]	(66.1)	7.8	(9.1)[4]	(165.3)
Adjusted Net Income (Loss) (in $ millions)	113.8	3.2	63.0	204.1	6.6
FX NEUTRAL					
Revenue (in $ millions)	1,450.5	684.2	1,317.1	4,792.2	1,791.4
Revenue growth (%)	112%	224%	171%	168%	138%
Gross Profit (in $ millions)	578.3	244.1	430.3	1,663.0	773.2
Net Income Income (Loss) (in $ million)	58.0[4]	(71.1)	7.9	(9.1)[4]	(174.4)
Adjusted Net Income (Loss) (in $ millions)	113.8	3.4	63.5	204.1	6.9

4 Q4'22 Nu Consolidated Net Income and FY2022 Loss excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was $297.6 million and for the year was $364.6 million. For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations.

Key Operating and Financial Metrics




Customers
(millions)
38%
53.9
74.6
Dec' 21
Dec' 22


Activity Rate
6 p.p
76%
82%
Dec' 21
Dec' 22


Purchase Volume
($ billion)
54% (FXN)
14.4
23.8
Dec' 21
Dec' 22
78% (FXN)
43.8
81.0
FY'2021
FY'2022

Customers reached **74.6 million** at the close of Q4'22, up **38%** YoY. In Brazil, Nu's customer base increased **35%** YoY to **70.9 million**, with SMEs customers' growth of **79%** YoY, expanding to **2.5 million** as of December 31, 2022, up from **1.4 million** in the same period a year ago. In Mexico, the number of customers increased over **129%** YoY to **3.2 million**. In Colombia, the customer base grew to around **565 thousand**.

Activity Rate increased **6 p.p.** YoY to **82%** at quarter-end, from **76%** at the close of Q4'21, reaching another historical high. Activity rate has been expanding sequentially over the past eleven consecutive quarters, reflecting sustained engagement, together with product upsell and cross-sell to customers who continue migrating more of their financial lives to Nu's digital platform.

Purchase Volume increased **54%** YoY FXN to **$23.8 billion** in Q4'22, maintaining Nu's position as Brazil's **#4** cards player in terms of purchase volume[5]. Volume was driven by growth in Nu's customer base, as well as expansion of higher product cross-sell, upsell and sustained customer engagement across the Company's product portfolio that comprises credit, prepaid, secured and Ultraviolet cards.


Deposits ($ billion)
55% (FXN)
9.7
15.8
Dec' 21
Dec' 22


Interest Earning Portfolio
($ billion)
82% (FXN)
2.0
4.0
Dec' 21
Dec' 22

5: Source: Companies reports, BCB, Nu.

Deposits expanded **55%** YoY FXN to **$15.8 billion** at quarter-end. Sustained deposit growth reflects growth in Nu's customer base, with the ongoing execution of the Company's strategy to build a robust low-cost local currency deposit franchise.



Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
89%
5%
6%
78%
13%
9%
Q4'21
86%
6%
8%
76%
15%
9%
Q1'22
85%
6%
8%
75%
15%
10%
Q2'22
83%
7%
10%
74%
17%
10%
Q3'22
81%
7%
12%
74%
17%
9%
Q4'22

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances.
Note 2: All data presented is for Brazil only.
Note 3: Nu Installments IEP includes 'Boleto payments': allows customers to use their credit card for paying bills in installments; 'Purchase financing': allows customers to transform existing CC purchases in installments, directly in the app; 'PIX Financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances.
Note 4: Revolving includes all revolving balances (ie.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3).
Note 5: Market balances excluding Nu.
Source: Nu, Brazilian Central Bank.

Interest-Earning Portfolio (IEP) increased **82%** YoY FXN to **$4.0 billion** at the close of Q4'22, and consists of credit cards and personal loans.

Nu continued to consistently expand credit card IEP reflecting the introduction of new products and features over the last quarters that enable Nu customers to use their credit cards as a means of financing, with the non-late IEP delivering the highest growth. These new features include the ability to finance (i) bank slips; (ii) individual purchases into installments; and (iii) PIX transfers, in all cases using existing credit card limits. Therefore, credit card receivables increased **69%** YoY FXN, reaching **$9.3 billion.**



Monthly Average Revenue per Active Customer – ARPAC ($)
37% (FXN)
5.6
8.2
Q4'21
Q4'22
64% (FXN)
4.5
7.8
FY'2021
FY'2022



Monthly Average Cost to Serve per Active Customer ($)
0% (FXN)
0.9
0.9
Q4'21
Q4'22
0% (FXN)
0.8
0.8
FY'2021
FY'2022

Monthly Average Revenue per Active Customer (ARPAC) increased **37%** YoY FXN, to **$8.2** in Q4'22. ARPAC expansion is motivated by the increase of the primary banking relationship with Nu's customers, as well as maturation of Nu's customer cohorts, the rollout of new products and features (cross-sell), as well as a healthy growth in transaction volumes, the robust increase of Nu's interest-earning portfolio, along with higher purchase volumes and related interchange fees (upsell).

As shown in the charts below, Nu's customer cohorts reflect a sustained expansion in the ratios and growth of primary banking accounts, number of products per monthly active customer, and monthly ARPAC.

Compounding Effect of More Engagement and More Cross-Sell Driving ARPAC Expansion



Active Customers Using NuAccount as their Primary Banking Account (%)
Jan-22 Jan-21 Jan-20 Jan-19 Jan-18 Jan-17
Total: 58%
70% 60% 50% 40% 30% 20% 10% 0%
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69
Number of Products Per Active Customer
Average: 3.8
4.0 3.0 2.0 1.0
1Q17
4Q22
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69
Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
US$ monthly/ customer
Avg. monthly ARPAC of $8.2/month while some mature cohorts already reach ~$23/month
Average: US$8.2
1Q17
4Q22
Months 1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Note 2: 'Number of products per active customer' refers to the number of active products an active customer has.

Note 3: 'Monthly ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Note 4: The averages are calculated for the entire user base for each metric, respectively.

Source: Nu.

Monthly Average Cost to Serve Per Active Customer remained unchanged at **$0.9**, both YoY and YoY FXN basis, apart from seasonal variations QoQ, reflecting Nu's focus on operating efficiency and the sustained expansion of the Company's ecosystem at scale.

Delinquency Largely Followed Seasonal Patterns in Q4'22


15-90 NPLs
Consumer Finance
Consumer Finance – Q4'19 constant product mix


90+ NPLs
Consumer Finance
Consumer Finance – Q4'19 constant product mix

Note 1: 'NPL' is a non-performing loan.
Note 2: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days.
Note 3: Information presented for Brazil only.
Source: Nu.

Non-Performing Loans Delinquency Nu's NPL 15-90 ratio as a leading indicator improved this quarter, declining **50 bp** quarter-over-quarter to **3.7%**[6] led by two main factors:

- First, the improvement in the credit performance of our personal loans portfolio in response to the management actions taken in Q2; and
- Second, the favorable seasonality that takes place during the fourth quarter, when early delinquencies usually trough. It is important to note that that trough is normally accompanied by a rebound in early delinquency rates during the first quarter of each year.

The 90+ delinquency measures increased from **4.7%**[6] to **5.2%**[6], behaving in line with the expected stacking behavior of these buckets.

6: Data for Brazil only.

Strong Capital and Liquidity Positions to Navigate the Cycle



Capital Position (US$Bn)
Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
~3x
~3x
3.8
2.4
1.4
1.1
0.4
0.4
0.4
0.7
1.0
1.0
NuFIN Capital Position
Prudential Conglomerate
Nu Holdings



Liquidity Position (US$Bn)
LDR
25%
15.8
4.0
Interest Earning Portfolio
Total Deposits

Note 1: The first bar considers a Capital Adequacy Ratio (CAR) of 10.5% for Nu Financeira S.A., Nu's main financial institution, as of December 2022, according to CMN Resolution No. 4.955/21, and excludes US$78M of capital requirements applicable to Nu Pagamentos S.A., our main payment institution, on the same date, according to Circular No. 3681/13. The second and third bars consider a CAR of 6.75% from BCB Resolution No. 200/22, applicable to the conglomerate led by Nu Pagamentos S.A. starting in July 2023.
Note 2: In December 2022, Nu Holdings capitalized its subsidiary in Mexico with US$330 million, aligned with the Company's capital management planning.
Note 3: 'LDR' stands for Loan to Deposit Ratio and is calculated dividing Nu's Interest Earning Portfolio by Total Deposits.
Source: Nu.

Capital

Nu maintains a robust capital position with NuFin's adjusted capital reaching **$3.8 billion** at quarter-end, of which **63**% was cash and cash equivalents.

Liquidity

As of December 31, 2022, Nu had an interest-earning portfolio of **$4.0 billion,** while total deposits were four times this amount at **$15.8 billion**. Loan to deposit ratio was at **25**%.

Financial Discussion



REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT



Revenue ($ million)
112% (FXN)
182% (FXN)
636.0
1,450.5
1,698.0
4,792.2
Q4'21
Q4'22
FY'2021
FY'2022



Gross Profit ($ million)
137% (FXN)
115% (FXN)
226.9
578.3
732.9
1,663.0
Q4'21
Q4'22
FY'2021
FY'2022

Revenue increased **128%** YoY, or **112%** YoY FXN, to another record high of **$1,450.5 million** in Q4'22.

Revenue ($ million)	**Q4'22**	**Q4'21**	**FY'2022**	**FY'2021**
Interest Income and Gains (Losses) on Financial Instruments	1,095.5	439.6	3,555.2	1,046.7
Fee and Commission Income	355.0	196.4	1,237.0	651.3
Total	**1,450.5**	**636.0**	**4,792.2**	**1,698.0**
FX Neutral				
Interest Income and Gains (Losses) on Financial Instruments	1,095.5	472.9	3,555.2	1,104.3
Fee and Commission Income	355.0	211.3	1,237.0	687.1
Total	**1,450.5**	**684.2**	**4,792.2**	**1,791.4**

Interest Income and Gains (Losses) on Financial Instruments increased **149%** YoY, or **132%** YoY FXN, to **$1,095.5 million** in Q4'22. The increase reflected mainly higher net interest income in the consumer finance portfolio, composed of personal loans and credit cards. Also contributing to this increase was the sustained rise in Brazil's interest rates (the interbank deposit rate or "CDI") which averaged **13.65% p.a.** in Q4'22 versus **7.57% p.a.** in Q4'21, together with an increase in financial assets, related to Nu's continued expansion of its retail credit services in Brazil. Fee and Commission Income in Q4'22 increased **81%** YoY, or **68%** YoY FXN to **$355.0 million.** This resulted mainly from higher interchange fees, driven by increased credit and debit card purchase volumes reflecting continued growth in Nu's customer base and their activity rates.

Cost of Financial and Transactional Services Provided

In Q4'22, the Cost of Financial and Transactional Services Provided increased **113%** YoY, or **98%** YoY FXN to **$872.2 million**. This cost accounted for **60%** of revenue in Q4'22, versus **64%** in Q4'21, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ million)	Q4'22	Q4'21	FY'2022	FY'2021
Interest and other financial expenses	(407.5)	(177.0)	(1,547.9)	(367.4)
Transactional expenses	(49.5)	(32.4)	(176.4)	(117.1)
Credit loss allowance expenses	(415.2)	(199.7)	(1,404.9)	(480.6)
Total	**(872.2)**	**(409.1)**	**(3,129.2)**	**(965.1)**
% of Revenue	**60%**	**64%**	**65%**	**57%**
FX Neutral				
Interest and other financial expenses	(407.5)	(190.4)	(1,547.9)	(387.6)
Transactional expenses	(49.5)	(34.9)	(176.4)	(123.5)
Credit loss allowance expenses	(415.2)	(214.8)	(1,404.9)	(507.0)
Total	**(872.2)**	**(440.1)**	**(3,129.2)**	**(1,018.2)**
% of Revenue	**60%**	**64%**	**65%**	**57%**

The increase in Interest and Other Financial Expenses was mainly due to higher interest expenses on retail deposits that resulted from the increase in Brazil's interest rates as well as the expansion of Nu's retail deposits balance. The increase in Nu's credit portfolio and limits directly impact the expansion of the Credit Loss Allowance Expenses.

Gross Profit

In Q4'22, Gross Profit increased 155% YoY, or **137%** YoY FXN, to **$578.3 million,** reaching a quarter of record-high. The gross profit margin was **40%** compared to **36%** in Q4'21, reflecting the Company's efforts to continuously reduce funding costs, despite the impact of ECL credit provisioning under IFRS 9.

OPERATING EXPENSES

In Q4'22, Operating Expenses totaled $800.1 million, and it is comprised of the effect of the one-time non-cash recognition of the 2021 CSA in the amount of $355.6 million and other general and administrative expenses in the amount of **$444.5 million**[7], increasing **41%** YoY, or **31%** YoY FXN, but declining as a percentage of revenues, to **31%**[8] from **50%** in Q4'21. The absolute increase in operating expenses resulted principally from the **61%** YoY, or **49%** in FXN growth in customer support and operations, mainly due to an increase in infrastructure and data processing costs and salaries and associated benefits lines. Moreover, other income (expenses) increased mainly due to the evolution of federal revenue taxes on credit portfolio interest income.

7: For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
8: 31% is calculated by considering only Customer support and operations, G&A- Others, Marketing expenses and Other income (expenses) - i.e., excluding G&A - Contingent Share Award (CSA) Termination.

Operating Expenses ($ million)	Q4'22	Q4'21	FY'2022	FY'2021
Customer support and operations	(105.8)	(65.8)	(335.4)	(190.5)
General and administrative expenses	(596.9)	(224.2)	(1,333.3)	(628.9)
G&A - Contingent share award (CSA) termination	*(355.6)*	-	*(355.6)*	-
G&A - Other	*(241.3)*	*(224.2)*	*(977.7)*	*(628.9)*
Marketing expenses	(51.1)	(34.5)	(153.0)	(79.6)
Other income (expenses)	(46.3)	9.1	(150.3)	(4.1)
Total	**(800.1)**	**(315.4)**	**(1,972.0)**	**(903.1)**
% of Revenue	**55%**	**50%**	**41%**	**53%**
FX Neutral				
Customer support and operations	(105.8)	(70.8)	(335.4)	(201.0)
General and administrative expenses	(596.9)	(241.2)	(1,333.3)	(663.5)
G&A - Contingent share award (CSA) termination	(355.6)	-	(355.6)	-
G&A - Other	(241.3)	(241.2)	(977.7)	(663.5)
Marketing expenses	(51.1)	(37.1)	(153.0)	(84.0)
Other income (expenses)	(46.3)	9.8	(150.3)	(4.3)
Total	**(800.1)**	**(339.3)**	**(1,972.0)**	**(952.8)**
% of Revenue	55%	50%	41%	53%

Operating Leverage

As we expand our credit portfolio, we seek to optimize the use of our large and low-cost deposit base and expand our net interest margin, or NIM. NIM increased to **13.5%** from **8.3%** in Q4'21.


NII & NIM
NII (US$ MM)
NIM (%)
8.3%
8.5%
9.7%
11.1%
13.5%
262.6
346.4
445.5
527.3
688.0
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.
Source: Nu.

In Q4'22, the efficiency ratio was **47.4%**[9], from **75.8%** one year-ago, improving for the fourth consecutive quarter reflecting the operating leverage of Nu's low-cost platform, as costs are further diluted and revenues continue to expand.



Efficiency
NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
Efficiency Ratio Ex. SBC
91.6%
68.6%
213.3
(195.3)
Q1'21
72.7%
278.9
57.4%
(202.7)
Q2'21
72.3%
379.5
60.7%
(274.3)
Q3'21
75.8%
459.0
56.1%
(347.8)
Q4'21
604.2
65.6%
52.7%
(396.2)
Q1'22
750.0
58.2%
50.2%
(436.1)
Q2'22
847.0
55.1%
45.8%
(466.4)
Q3'22
1,043.0
47.4%
41.0%
(494.0)
Q4'22

Note 1: 'NII' (Net Interest Income) is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'F&C' stands for Fee and Commission Income.
Note 3: Costs include transactional costs and operating expenses.
Note 4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income.
Note 5: Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81.5%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 6: 'SBC' refers to Share Based Compensation.
Source: Nu.

EARNINGS

Net Income (Loss)

Posted Net Income of **$58.0**[10] **million,** excluding the effect of the one-time non-cash recognition of the 2021 CSA termination in the amount of $355.6 million, compared to a **$66.1 million** Loss in Q4'21.

Adjusted Net Income

In Q4'22, Nu reported an Adjusted Net Income of **$113.8 million** compared to an Adjusted Net Income of **$3.2 million** in Q4'21.

Adjusted Net Income is a non-IFRS measure calculated using Net Income adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items, among others. For more information, please see "Non-IFRS Financial Measures and Reconciliations- Adjusted Net Income Reconciliation".

9: Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81.5%, and Unadjusted Costs were $849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
10: Reported Loss for the quarter was US$297.6 million. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.

Conference Call

February 14, 2023

at 5:00 p.m. ET (7:00 p.m. BRT)

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Nubank

Definitions



Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

CDI ("Certificado de Depósito Interbancário") - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX") Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations".

Interest-Earning Portfolio - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

IPO - means Initial Public Offering.

Loan-to-Deposit Ratio ("LDR") - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days, for a given measurement period.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Net Interest Income (NII) - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin (NIM) - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair

value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Nu Financeira and Nu Pagamentos - Nu Holdings' subsidiaries in Brazil.

Number of Products per Active Customers - refers to the number of active products an active customer has.

Primary banking account - refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

SME - means small and medium-sized enterprises.

Total Portfolio - is the addition of credit card exposures and personal loans to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

Forward-Looking Statements



This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our prospectus dated December 8, 2021 filed with the Securities, Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on April 20, 2022 and the Reference Form filed with the Brazilian Securities and Exchange Commission also on April 20, 2022. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain.

In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian real, the official currency of Brazil.

Non-IFRS Financial Measures and Reconciliations



This release includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income (Loss) and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation, the expenses (revenue deduction) and allocated tax effects related to the IPO-related customer program (NuSócios), and the contingent share award (CSA) termination in such period.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

- Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired;
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance;
- The effects of the contingent share award (CSA) termination is considered unusual and infrequent and do not necessarily reflect how Nu's business is performing and it is expected to perform in the future as well as is not a key measure of the core operating performance; and
- Expenses related to the Customer Program (NuSócios), and their income tax effects, do not necessarily reflect how Nu's business is performing at any particular time and it represents a specific marketing effort event from the IPO and are not key measures of the core operating performance.

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies.

Adjusted Net Income Reconciliation

For the three-month period and years ended December 31, 2022 and 2021
(In millions of U.S. Dollars)

Nu Holdings - Consolidated	For the three months ended		For the year ended	
	Dec 31, 2021	Dec 31, 2022	2021	2022
Adjusted Net Income (Loss) (US$ million)				
Profit (Loss) attributable to shareholders of the parent company	(66.1)	(297.6)	(165.3)	(364.6)
Share-based compensation	90.1	66.1	225.7	282.5
Allocated tax effects on share-based compensation	(27.0)	(13.1)	(60.0)	(73.4)
Hedge of the tax effects on share-based compensation	-	2.8	-	4.0
Contingent share award termination	-	355.6	-	355.6
Customer Program (NuSócios)	11.2	-	11.2	-
Allocated tax effects on Customer Program	(5.0)	-	(5.0)	-
Adjusted Net Income (Loss)	**3.2**	**113.8**	**6.6**	**204.1**

Metrics Adjusted by the CSA Cancellation Reconciliation

For the three-month period and year ended December 31, 2022
(In millions of U.S. Dollars)

Nu Holdings - Consolidated	December 31, 2022		
US$ million	**As presented on the financial statements**	**CSA termination adjustment**	**As presented on the earnings presentation**
Net income (loss) – for the three-month period ended	(297.6)	355.6	58.0
Net income (loss) – for the year ended	(364.6)	355.6	(9.1)
Costs – for the three-month period ended	(849.6)	355.6	(494.0)
Total operating expenses - for the three-month period ended	(800.1)	355.6	(444.5)
Total operating expenses - for the year ended	(1,972.0)	355.6	(1,616.4)

Nu Holdings - Consolidated	For the three months ended December 31, 2022		
	Calculated using financial statements	**CSA termination adjustment**	**As presented on the earnings presentation**
Efficiency ratio	81.5%	(34.1)%	47.4%

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and

financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended December 31, 2021 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended December 31, 2021 (R$5.612 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended December 31, 2022 (R$5.217 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended December 31, 2022.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended December 31, 2022 and 2021 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of December 31, 2021, by the spot Brazilian reais/U.S. dollars exchange rates as of this date (R$5.415 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2022 (R$5.133 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on December 31, 2021. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian ("COP") entity is the Colombian Peso.

As of January 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.5295, MXN 20.5014 and COP 3,998.1929 to US$ 1.00) and balance sheet figures were divided by the last price fx rate of the month (R$ 5.3102, MXN 20.5336 and COP 3,947.0100 to US$ 1.00).

As of February 28, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1929, MXN 20.4532 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1522, MXN 20.4692 and COP 3,937.9400 to US$ 1.00).

As of March 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9620, MXN 20.5400 and COP 3,798.9841 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7417, MXN 19.8699 and COP 3,771.0500 to US$ 1.00).

As of April 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.7543, MXN 20.0793 and COP 4,019.7900 to US$ 1.00) and balance sheet figures were divided by the last price fx rate of the month (R$ 4.9721, MXN 20.4280 and COP 3,960.9500 to US$ 1.00).

As of May 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 4.9513, MXN 20.0219 and COP 3,937.9400 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.7336, MXN 19.6571 and COP 3,772.1000 to US$ 1.00).

As of June 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.0586, MXN 19.9912 and COP 3,941.5970 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2568, MXN 20.1183 and COP 4,155.1100 to US$ 1.00).

As of July 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.3687, MXN 20.5260 and COP 4,395.2275 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1733, MXN 20.3672 and COP 4,295.5200 to US$ 1.00).

As of August 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.1445, MXN 20.1315 and COP 4,336.7423 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1839, MXN 20.1382 and COP 4,429.1700 to US$ 1.00).

As of September 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.2357, MXN 20.0617 and COP 4,448.6386 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.4155, MXN 20.1382 and COP 4,608.7500 to US$ 1.00).

As of October 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.2521, MXN 19.9831 and COP 4,738.2438 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1797, MXN 19.8110 and COP 4,940.0800 to US$ 1.00).

As of November 30, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.2757, MXN 19.4438 and COP 4,915.4452 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1906, MXN 19.2688 and COP 4,834.2500 to US$ 1.00).

As of December 31, 2022, income statement figures were divided by the average FX Rate of the month (R$ 5.2484, MXN 19.5974 and COP 4,788.9745 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2804, MXN 19.4999 and COP 4,852.5000 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Consolidated Statements



Profit or Loss

For the year ended December 31, 2022 and 2021
(In thousands of U.S. Dollars)

	12/31/2022	12/31/2021
Interest income and gains (losses) on financial instruments	3,555,213	1,046,746
Fee and commission income	1,237,018	651,277
Total revenue	**4,792,231**	**1,698,023**
Interest and other financial expenses	(1,547,903)	(367,344)
Transactional expenses	(176,427)	(117,119)
Credit loss allowance expenses	(1,404,911)	(480,643)
Total cost of financial and transactional services provided	**(3,129,241)**	**(965,106)**
Gross profit	**1,662,990**	**732,917**
Operating expenses		
Customer support and operations	(335,363)	(190,509)
General and administrative expenses (G&A)	(1,333,267)	(628,901)
G&A - Contingent share award (CSA) termination	*(355,573)*	-
G&A - Other	*(977,694)*	*(628,901)*
Marketing expenses	(152,997)	(79,574)
Other income (expenses)	(150,264)	(4,097)
Total operating expenses	**(1,971,891)**	**(903,081)**
Loss before income taxes	**(308,901)**	**(170,164)**
Income taxes		
Current taxes	(473,345)	(219,824)
Deferred taxes	417,612	224,654
Total income taxes	**(55,733)**	**4,830**
Loss for the year	**(364,634)**	**(165,334)**
Loss attributable to shareholders of the parent company	(364,578)	(164,993)
Loss attributable to non-controlling interests	(56)	(341)

Financial Position

As of December 31, 2022 and 2021
(In thousands of U.S. Dollars)

	2022	2021
Assets		
Cash and cash equivalents	4,172,316	2,705,675
Financial assets at fair value through profit or loss	133,643	918,332
Securities	*91,853*	*815,962*
Derivative financial instruments	*41,485*	*101,318*
Collateral for credit card operations	*305*	*1,052*
Financial assets at fair value through other comprehensive income	9,947,138	8,163,428
Securities	*9,947,138*	*8,163,428*
Financial assets at amortized cost	13,684,484	6,982,835
Credit card receivables	*8,233,072*	*4,780,520*
Loans to customers	*1,673,440*	*1,194,814*
Compulsory and other deposits at central banks	*2,778,019*	*938,659*
Other receivables	*521,670*	*50,349*
Other financial assets	*478,283*	*18,493*
Other assets	541,903	232,915
Deferred tax assets	811,050	360,752
Right-of-use assets	18,982	6,426
Property, plant and equipment	27,482	14,109
Intangible assets	182,164	72,337
Goodwill	397,397	401,872
Total assets	**29,916,559**	**19,858,681**

	2022	2021
Liabilities		
Financial liabilities at fair value through profit or loss	218,174	102,380
Derivative financial instruments	*9,425*	*87,278*
Instruments eligible as capital	*11,507*	*12,056*
Repurchase agreements	*197,242*	*3,046*
Financial liabilities at amortized cost	23,448,892	14,706,713
Deposits	*15,808,541*	*9,667,300*
Payables to network	*7,054,783*	*4,882,159*
Borrowings and financing	*585,568*	*147,243*
Securitized borrowings	*-*	*10,011*
Salaries, allowances and social security contributions	90,587	97,909
Tax liabilities	511,017	241,197
Lease liabilities	20,353	7,621
Provision for lawsuits and administrative proceedings	17,947	18,082
Deferred income	41,688	30,657
Deferred tax liabilities	41,118	29,334
Other liabilities	636,000	182,247
Total liabilities	**25,025,776**	**15,416,140**
Equity		
Share capital	83	83
Share premium reserve	4,963,774	4,678,585
Accumulated gain (losses)	64,577	(128,409)
Other comprehensive income (loss)	(137,651)	(109,227)
Equity attributable to shareholders of the parent company	**4,890,783**	**4,441,032**
Equity attributable to non-controlling interests	-	1,509
Total equity	**4,890,783**	**4,442,541**
Total liabilities and equity	**29,916,559**	**19,858,681**

Cash Flows

For the year ended December 31, 2022 and 2021
(In thousands of U.S. Dollars)

	12/31/2022	12/31/2021
Cash flows from operating activities		
Reconciliation of profit (loss) to net cash flows from operating activities:		
Loss for the year	(364,634)	(165,334)
Adjustments:		
Depreciation and amortization	35,581	17,339
Credit loss allowance expenses	1,440,922	503,679
Deferred income taxes	(417,612)	(224,654)
Customer Program	-	11,180
Provision for lawsuits and administrative proceedings	(1,174)	2,818
Unrealized losses (gains) on other investments	848	(39,280)
Unrealized losses (gains) on financial instruments	17,794	19,338
Interest accrued	32,479	11,077
Contingent share award (CSA) - termination	355,573	-
Share-based payments granted	253,203	152,717
Others	8,203	-
	1,361,183	**288,880**
Changes in operating assets and liabilities:		
Securities	(1,102,864)	(4,666,792)
Compulsory deposits and others at central banks	(1,880,347)	(924,889)
Credit card receivables	(5,213,669)	(2,568,423)
Loans to customers	(1,889,278)	(1,522,217)
Other receivables	(481,824)	-
Other assets	(772,415)	(64,072)
Deposits	6,278,088	4,001,856
Payables to network	2,221,037	1,602,485
Deferred income	11,277	4,848
Other liabilities	979,277	417,225
Interest paid	(30,935)	(9,062)
Income tax paid	(297,090)	(52,314)
Interest received	1,573,133	563,550
Cash flows (used in) generated from operating activities	**755,573**	**(2,928,925)**

	12/31/2022	12/31/2021
Cash flows from investing activities		
Acquisition of property, plant and equipment	(20,001)	(6,025)
Acquisition of intangible assets	(94,305)	(22,473)
Acquisition of subsidiary, net of cash acquired	(10,346)	(114,486)
Acquisition of securities - equity instruments	(2,500)	(11,211)
Cash flow (used in) generated from investing activities	**(127,152)**	**(154,195)**
Cash flows from financing activities		
Issuance of preferred shares	-	800,000
Issuance of shares on IPO (2021) and over-allotment (2022)	247,998	2,590,846
Transactions costs from IPO (2021) and over-allotment (2022)	(3,985)	(47,545)
Payments of securitized borrowings	(10,633)	(66,403)
Proceeds from borrowings and financing	581,142	116,349
Payments of borrowings and financing	(159,983)	(60,523)
Lease payments	(5,005)	(4,387)
Exercise of stock options	4,505	12,252
Cash flows (used in) generated from financing activities	**654,039**	**3,340,589**
Change in cash and cash equivalents	**1,282,460**	**257,469**
Cash and cash equivalents		
Cash and cash equivalents - beginning of the year	2,705,675	2,343,780
Foreign exchange rate changes on cash and cash equivalents	184,181	104,426
Cash and cash equivalents - end of the year	4,172,316	2,705,675
Increase (decrease) in cash and cash equivalents	**1,282,460**	**257,469**

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

Nu Holdings LTD.
NYSE: NU | B3: NUBR33

investors.nu



About Nu Holdings Ltd.

Nu is one of the world's largest digital financial services platforms, serving 75 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU) and its BDRs trade on the São Paulo Stock Exchange (B3: NUBR33). For more information, please visit www.nubank.com.br.